Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2024	Dec. 31, 2023
Assets
Non-current assets
Investment properties	3	$61,493	$82,915
Equity accounted investments	4	18,676	19,435
Property, plant and equipment	5	5,599	11,085
Goodwill	6	1,005	1,450
Intangible assets	7	960	1,054
Other non-current assets	8	5,024	6,170
Loans and notes receivable		117	427
Total non-current assets		92,874	122,536
Current assets
Loans and notes receivable		897	1,365
Accounts receivable and other	9	2,183	3,483
Cash and cash equivalents		1,748	2,341
Total current assets		4,828	7,189
Assets held for sale	10	35,625	1,852
Total assets		133,327	131,577

Liabilities and equity
Non-current liabilities
Debt obligations(1)	11	33,320	53,393
Capital securities	12	2,249	2,040
Other non-current liabilities	14	1,700	2,188
Deferred tax liabilities		2,537	3,457
Total non-current liabilities		39,806	61,078
Current liabilities
Debt obligations(1)	11	16,322	15,319
Capital securities	12	740	795
Accounts payable and other liabilities	15	5,628	5,741
Total current liabilities		22,690	21,855
Liabilities associated with assets held for sale	10	22,868	57
Total liabilities		85,364	82,990
Equity
Limited partners	16	7,758	8,084
General partner	16	3	4
Preferred equity	16	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	13,859	14,447
FV LTIP units of the Operating Partnership	16, 17	13	21
Interests of others in operating subsidiaries and properties	17	25,631	25,332
Total equity		47,963	48,587
Total liabilities and equity		$133,327	$131,577
See accompanying notes to the condensed consolidated financial statements.
(1)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2024	2023	2024	2023
Commercial property revenue	18	$1,587	$1,488	$4,671	$4,390
Hospitality revenue	19	691	699	1,968	1,951
Investment and other revenue	20	188	246	570	659
Total revenue		2,466	2,433	7,209	7,000
Direct commercial property expense	21	643	597	1,854	1,737
Direct hospitality expense	22	529	532	1,598	1,565
Investment and other expense		11	136	31	212
Interest expense		1,305	1,222	3,799	3,563
General and administrative expense	23	352	339	1,033	1,023
Total expenses		2,840	2,826	8,315	8,100
Fair value (losses), net	24	(125)	(5)	(1,005)	(116)
Share of net earnings (loss) from equity accounted investments	4	5	161	248	(13)
(Loss) before income taxes		(494)	(237)	(1,863)	(1,229)
Income tax expense (benefit)	13	31	130	160	(10)
Net (loss)		$(525)	$(367)	$(2,023)	$(1,219)

Net (loss) attributable to:
Limited partners		$(150)	$(63)	$(461)	$(337)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(271)	(113)	(827)	(601)
FV LTIP units of the Operating Partnership		—	(1)	(1)	(2)
Interests of others in operating subsidiaries and properties		(104)	(190)	(734)	(279)
Total		$(525)	$(367)	$(2,023)	$(1,219)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2024	2023	2024	2023
Net loss		$(525)	$(367)	$(2,023)	$(1,219)
Other comprehensive income (loss)	25
Items that may be reclassified to net (loss):
Foreign currency translation		230	(266)	21	(80)
Cash flow hedges		(139)	(26)	(127)	205
Equity accounted investments		(16)	(31)	(35)	(27)
Items that will not be reclassified to net (loss):
Securities - fair value through other comprehensive (loss) income ("FVTOCI")		(1)	(1)	4	(16)
Share of revaluation deficit on equity accounted investments		—	—	(1)	—
Remeasurement of defined benefit obligations		—	—	—	(2)
Revaluation (deficit) surplus		(113)	—	(113)	2
Total other comprehensive (loss) income		(39)	(324)	(251)	82
Total comprehensive loss		$(564)	$(691)	$(2,274)	$(1,137)

Comprehensive loss attributable to:
Limited partners
Net loss		$(150)	$(63)	$(461)	$(337)
Other comprehensive income (loss)		32	(91)	(23)	18
		(118)	(154)	(484)	(319)
General Partner
Net loss		$—	$—	$—	$—
Other comprehensive income (loss)		—	—	—	—
		—	—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(271)	(113)	(827)	(601)
Other comprehensive income (loss)		58	(162)	(40)	33
		(213)	(275)	(867)	(568)
FV LTIP units of the Operating Partnership
Net income (loss)		—	(1)	(1)	(2)
Other comprehensive income (loss)		—	—	—	—
		—	(1)	(1)	(2)
Interests of others in operating subsidiaries and properties
Net loss		(104)	(190)	(734)	(279)
Other comprehensive (loss) income		(129)	(71)	(188)	31
		(233)	(261)	(922)	(248)
Total comprehensive loss		$(564)	$(691)	$(2,274)	$(1,137)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(461)	—	—	(461)	—	—	—	—	—	—	(827)	(1)	(734)	(2,023)
Other comprehensive loss	—	—	—	(23)	(23)	—	—	—	—	—	—	(40)	—	(188)	(251)
Total comprehensive loss	—	(461)	—	(23)	(484)	—	—	—	—	—	—	(867)	(1)	(922)	(2,274)
Distributions	—	(339)	—	—	(339)	—	—	—	—	—	—	(606)	(1)	(1,487)	(2,433)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interests in operating subsidiaries	510	(4)	2	—	508	—	—	—	—	—	—	904	(4)	2,708	4,116
Change in relative interests of non-controlling interests	—	—	2	(1)	1	—	—	(2)	1	(1)	—	2	(2)	—	—
Balance as at Sep. 30, 2024	$6,974	$(1,753)	$2,552	$(15)	$7,758	$4	$2	$(3)	$—	$3	$699	$13,859	$13	$25,631	$47,963

Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
Net loss	—	(337)	—	—	(337)	—	—	—	—	—	—	(601)	(2)	(279)	(1,219)
Other comprehensive income	—	—	—	18	18	—	—	—	—	—	—	33	—	31	82
Total comprehensive (loss) income	—	(337)	—	18	(319)	—	—	—	—	—	—	(568)	(2)	(248)	(1,137)
Distributions	—	(329)	—	—	(329)	—	—	—	—	—	—	(588)	(2)	(3,147)	(4,066)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interest in operating subsidiaries	603	28	17	—	648	—	—	—	—	—	—	1,155	(14)	10,153	11,942
Change in relative interest of non-controlling interests	—	—	3	—	3	—	—	—	—	—	—	5	(8)	—	—
Balance as at Sep. 30, 2023	$6,464	$(717)	$2,546	$(85)	$8,208	$4	$2	$(1)	$(1)	$4	$699	$14,671	$19	$24,842	$48,443
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2024	2023
Operating activities
Net loss		$(2,023)	$(1,219)
Share of equity accounted earnings, net of distributions		60	122
Fair value losses, net	24	1,005	116
Deferred income tax expense (benefit)	13	6	(82)
Depreciation and amortization	21,22	346	329
Working capital and other		1,364	69
		758	(665)
Financing activities
Debt obligations, issuance		14,450	12,907
Debt obligations, repayments		(13,236)	(15,129)
Capital securities issued		—	275
Capital securities redeemed		(13)	(11)
Non-controlling interests, issued		2,837	5,913
Non-controlling interests, purchased		(10)	(51)
Settlement of deferred consideration		138	(438)
Repayment of lease liabilities		(30)	(19)
Issuances to limited partnership unitholders		510	603
Issuances to redeemable/exchangeable and special limited partnership unitholders		908	1,077
Redemption of FV LTIP units of the Operating Partnership		(6)	(15)
Distributions to non-controlling interests in operating subsidiaries		(1,492)	(3,149)
Preferred distributions		(33)	(33)
Distributions to limited partnership unitholders		(339)	(329)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(606)	(588)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	(2)
		3,077	1,011
Investing activities
Acquisitions
Investment properties		(5,756)	(3,946)
Property, plant and equipment		(284)	(383)
Equity accounted investments		(296)	(209)
Financial assets and other		(798)	(837)
Cash acquired in business combinations		—	914
Acquisition of subsidiaries		48	27
Dispositions
Investment properties		1,409	1,007
Property, plant and equipment		561	209
Equity accounted investments		849	800
Financial assets and other		537	653
Disposition of subsidiaries		—	(5)
Restricted cash and deposits		1	(33)
		(3,729)	(1,803)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		106	(1,457)
Net change in cash classified within assets held for sale		(703)	—
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		4	(7)
Balance, beginning of period		2,341	4,020
Balance, end of period		$1,748	$2,556

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$104	$122
Interest (excluding dividends on capital securities)		$3,500	$3,459
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM”, respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024 were approved and authorized for issue by the Board of Directors of the partnership on November 14, 2024.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2023, except as disclosed below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2023. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS as issued by the IASB. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of accounting standards
i.Classification of Liabilities as Current or Non-Current, Amendments to IAS 1 (“IAS 1 Amendments”)
The partnership adopted the IAS 1 Amendments as of January 1, 2024, its mandatory effective date. The IAS 1 Amendments affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expense.

The IAS 1 Amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if an entity complies with any covenants with which it is required to comply on or before the end of the reporting period, explain that the requirement to comply with any covenants after the reporting period is not considered in the classification as current or non-current, and introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The partnership has applied the IAS 1 Amendments retrospectively and the December 31, 2023 comparative period has been restated with $13.3 billion of current liabilities being classified as non-current liabilities. This is on the basis of extension options giving the partnership substantive existing rights to defer settlement by twelve months as at December 31, 2023. Prior to the amendments being applied, the extension options had not been included in the assessment of classification as current or non-current as the partnership’s rights to defer settlement of these liabilities are not unconditional.

For the partnership’s equity accounted investments, the IAS 1 Amendments are also applied to the underlying results for the summarized financial information disclosed in Note 4. The December 31, 2023 comparative period has been restated with $3.2 billion of current liabilities being restated as non-current liabilities.

The loan agreements for certain of these non-current liabilities have financial covenants, such as minimum debt yield and maximum loan to value, which must be met periodically, and/or are a condition of extension within twelve months of the reporting period.

d)Future accounting policies
The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures.

The partnership is also currently assessing the impact of Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments.

e)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2024 and the year ended December 31, 2023:

	Nine months ended Sep. 30, 2024			Year ended Dec. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$77,699	$5,216	$82,915	$66,067	$2,518	$68,585
Changes resulting from:
Property acquisitions	4,466	216	4,682	2,543	829	3,372
Capital expenditures	650	1,217	1,867	732	1,326	2,058
Property dispositions(1)	(827)	—	(827)	(1,478)	(44)	(1,522)
Fair value (losses) gains, net	(1,036)	312	(724)	(1,410)	92	(1,318)
Foreign currency translation	(189)	38	(151)	646	80	726
Transfer between commercial properties and commercial developments	575	(575)	—	940	(940)	—
Acquisition of Foreign Investments(2)	—	—	—	11,286	1,408	12,694
Reclassification to assets held for sale and other changes	(1,388)	(14)	(1,402)	(1,627)	(53)	(1,680)
Reclassification of BSREP IV investments to assets held for sale(2)	(20,221)	(4,646)	(24,867)	—	—	—
Balance, end of period(3)	$59,729	$1,764	$61,493	$77,699	$5,216	$82,915
(1)Property dispositions represent the fair value on date of sale.
(2)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.
(3)Includes right-of-use assets related to commercial properties and commercial developments of $708 million and $23 million, respectively, as of September 30, 2024 (December 31, 2023 - $1,116 million and $130 million). Current lease liabilities of $26 million (December 31, 2023 - $37 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $701 million (December 31, 2023 - $995 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impact of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2024			Dec. 31, 2023
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	7.0%	5.6%	10	7.0%	5.5%	11
Retail(2)	Discounted cash flow	7.1%	5.5%	10	7.2%	5.5%	10
LP Investments(3)	Discounted cash flow	9.4%	6.7%	8	8.4%	5.8%	9
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2023 - 6.7%).
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2023 - 6.2%)
(3)Excludes recently acquired multifamily investments temporarily valued using the discounted cash flow method. The valuation method used to value multifamily, self-storage and manufactured housing properties is the direct capitalization method. At September 30, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.8% (December 31, 2023 - 4.6%).

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(h) in the consolidated financial statements as of December 31, 2023:

	Sep. 30, 2024				Dec. 31, 2023
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$19,162	$1,057	$—	$—	$20,194	$859
Retail	—	—	19,233	75	—	—	19,385	67
LP Investments	—	—	21,334	632	—	—	38,120	4,290
Total	$—	$—	$59,729	$1,764	$—	$—	$77,699	$5,216

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of September 30, 2024, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2024
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$403	$595	$984
Retail	362	565	914
LP Investments(1)	296	708	773
Total	$1,061	$1,868	$2,671
(1)     Excludes recently acquired multifamily investments temporarily valued using the discounted cash flow method. The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the discounted cash flow method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.
NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. The partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023
Joint Ventures	15% - 58%	15% - 75%	$18,427	$19,142
Associates	15% - 50%	16% - 50%	249	293
Total			$18,676	$19,435

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2024 and December 31, 2023:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Equity accounted investments, beginning of period	$19,435	$19,943
Additions	294	476
Disposals and return of capital distributions	(732)	(863)
Share of net earnings (losses) from equity accounted investments	248	(94)
Distributions received	(308)	(212)
Foreign currency translation	94	220
Acquisition of Foreign Investments(1)	—	211
Reclassification (to) assets held for sale	—	(54)
Reclassification of BSREP IV investments to assets held for sale(1)	(259)	—
Other comprehensive income and other	(96)	(192)
Equity accounted investments, end of period	$18,676	$19,435
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2024			Dec. 31, 2023
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.4%	5.1%	11	7.4%	5.0%	11
Retail(2)	Discounted cash flow	6.6%	5.0%	10	6.6%	5.1%	10
LP Investments(3)	Discounted cash flow	7.6%	5.7%	10	7.7%	5.9%	10
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2023 - 6.7%).
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2023 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At September 30, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.8% (December 31, 2023 - 4.5%). The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Non-current assets	$72,691	$72,084
Current assets	3,393	4,728
Total assets	76,084	76,812
Non-current liabilities(1)	24,277	28,411
Current liabilities(1)	11,892	8,008
Total liabilities	36,169	36,419
Net assets	39,915	40,393
Partnership’s share of net assets	$18,676	$19,435
(1)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Revenue	$1,305	$1,479	$3,912	$4,119
Expenses	1,168	1,289	3,378	3,456
Income (loss) from equity accounted investments(1)	12	(14)	44	(5)
Income before fair value (losses) gains, net	149	176	578	658
Fair value (losses) gains, net	(139)	140	389	(897)
Net Income (loss)	10	316	967	(239)
Partnership’s share of net earnings (loss)	$5	$161	$248	$(13)
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the U.K. and a portfolio of hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	1 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2024 and for the year ended December 31, 2023:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Cost:
Balance at the beginning of period	$10,486	$9,050
Additions	293	540
Disposals	(260)	(169)
Foreign currency translation	120	153
Acquisition of Foreign Investments(1)	—	945
Reclassification (to) assets held for sale and other	(421)	(33)
Reclassification of BSREP IV investments to assets held for sale(1)	(4,658)	—
	5,560	10,486
Accumulated fair value changes:
Balance at the beginning of period	2,027	1,376
Revaluation (loss) gains, net(2)	(168)	647
Disposals	—	(37)
Foreign currency translation	37	45
Reclassification (to) assets held for sale and other	(126)	(4)
Reclassification of BSREP IV investments to assets held for sale(1)	(471)	—
	1,299	2,027
Accumulated depreciation:
Balance at the beginning of period	(1,428)	(1,025)
Depreciation	(323)	(411)
Disposals	122	37
Foreign currency translation	(32)	(37)
Reclassification to assets held for sale and other	88	8
Reclassification of BSREP IV investments to assets held for sale(1)	313	—
	(1,260)	(1,428)
Total property, plant and equipment(3)	$5,599	$11,085
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.
(2)The current year includes revaluation loss of $113 million (December 31, 2023 - gains of $704 million) recorded as revaluation (loss) surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $55 million (December 31, 2023 - $57 million) recorded in other fair value changes in the consolidated statements of income.
(3)Includes right-of-use assets of $131 million (December 31, 2023 - $304 million).

NOTE 6. GOODWILL
Goodwill of $1,005 million at September 30, 2024 (December 31, 2023 - $1,450 million) is primarily attributable to short-break destinations across the United Kingdom and Ireland (“U.K. and Ireland Short Stay”) of $806 million (December 31, 2023 - $767 million) and a mixed-use asset in South Korea of $199 million (December 31, 2023 - $201 million). The goodwill on the office portfolio in Germany of nil at September 30, 2024 (December 31, 2023 - $413 million) was reclassified to assets to held for sale as of September 30, 2024, refer to Note 28, Related Parties for further information. The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of September 30, 2024 and for the year ended December 31, 2023.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $954 million as of September 30, 2024 (December 31, 2023 - $905 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	25
Customer relationships	22
Other	4 to 88

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of September 30, 2024 and for the year ended December 31, 2023.

The following table presents the components of the partnership’s intangible assets as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Cost	$1,022	$1,138
Accumulated amortization	(62)	(84)
Total intangible assets	$960	$1,054

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2024 and the year ended December 31, 2023:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Balance, beginning of period	$1,054	$966
Acquisitions	13	9
Disposals	—	1
Amortization	(21)	(29)
Acquisition of Foreign Investments(1)	—	60
Foreign currency translation	46	49
Reclassification of BSREP IV investments to assets held for sale(1)	(132)	(2)
Balance, end of period	$960	$1,054
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Securities - FVTPL	$3,190	$3,240
Derivative assets	11	192
Securities - FVTOCI	28	61
Other marketable securities	28	28
Restricted cash	403	581
Inventory	1,217	1,858
Accounts receivables - non-current	2	43
Other	145	167
Total other non-current assets	$5,024	$6,170

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at September 30, 2024 of $1,538 million (December 31, 2023 - $1,424 million). It also includes the partnership’s investment in a U.S. department store chain with a carrying value of the financial asset at September 30, 2024 of $551 million (December 31, 2023 - $551 million).

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Derivative assets	$291	$299
Accounts receivable - net of expected credit loss of $47 million (December 31, 2023 - $63 million)	823	1,355
Restricted cash	367	326
Prepaid expenses	253	270
Inventory	207	131
Other current assets(1)	242	1,102
Total accounts receivable and other	$2,183	$3,483
(1)The balance as of December 31, 2023 includes loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure. In the nine months ended September 30, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the condensed consolidated balance sheet.

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Investment properties(1)	$26,701	$1,673
Property, plant and equipment(1)	4,829	2
Cash and cash equivalents(1)	703	—
Goodwill(1)	488	—
Equity accounted investments(1)	259	127
Intangible assets(1)	132	—
Accounts receivable and other assets(1)	2,513	50
Assets held for sale	$35,625	$1,852
Debt obligations(1)	19,477	—
Accounts payable and other liabilities(1)	3,391	57
Liabilities associated with assets held for sale	$22,868	$57
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets and liabilities held for sale.

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2024 and the year ended December 31, 2023:

(US$ Millions)	Nine months ended Sep. 30, 2024	Twelve months ended Dec. 31, 2023
Balance, beginning of period	$1,852	$576
Reclassification to assets held for sale, net	2,466	1,798
Reclassification of BSREP IV investments to assets held for sale(1)	33,735	—
Disposals	(2,411)	(525)
Fair value adjustments	(2)	(67)
Foreign currency translation	6	1
Acquisition of Foreign Investments(1)	—	47
Other	(21)	22
Balance, end of period	$35,625	$1,852
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets and liabilities to held for sale.

At December 31, 2023, assets held for sale included five office assets in the U.S., four malls in the U.S., two hotels in the U.S., and one logistics asset in the U.S. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

In the first quarter of 2024, the partnership sold two hotels in the U.S. for net proceeds of approximately $120 million.

In the second quarter of 2024, the partnership sold a partial interest in an office asset in the United Arab Emirates, five hospitality assets in the U.S. and one retail asset in the U.S. for net proceeds of approximately $173 million.
In the third quarter of 2024, the partnership sold three office assets in the U.S., three retail assets in the U.S., three hospitality assets in the U.S. and one hospitality asset in South Korea for net proceeds of $159 million.

At September 30, 2024, the partnership reclassified its LP interest in BSREP IV investments to assets and liabilities held for sale, in connection with mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of Brookfield Wealth Solutions Ltd. (“BWS Preferred Shares”) issued in August 2023. BWS must convert its preferred shares to common shares by August 2025. Upon conversion, the partnership will not consolidate its remaining interest in BSREP IV, as its retained approximately 7% non-voting interest does not provide the partnership with control over the investment, which is therefore accounted for as financial asset within an equity accounted investment. See Note 28, Related Parties for further information on the reclassification of BSREP IV investments to assets and liabilities to held for sale. As part of this reclassification, $33,765 million and $22,840 million were reclassified to assets held for sale and liabilities associated with assets held for sale, respectively. These preferred shares were converted to common shares in October 2024, as detailed in Note 30, Subsequent Events.

At September 30, 2024, assets held for sale also included three office assets in the U.S, one office asset in Australia, three retail assets in the U.S., one hotel asset in the U.S, nine logistics assets in the U.S. and ten manufactured housing communities in the U.S. as the partnership intends to sell its interests in these assets to third parties in the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2024		Dec. 31, 2023
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	7.01%	$2,114	7.36%	$3,251
Brookfield Property Partners’ corporate bonds	4.79%	1,405	4.67%	1,887
Brookfield Properties Retail Holdings LLC (“BPYU”) term debt	7.45%	1,184	7.96%	1,366
BPYU senior secured notes	5.20%	1,493	5.20%	1,695
BPYU corporate facility	7.71%	377	8.21%	508
BPYU junior subordinated notes	6.94%	198	7.07%	198
Subsidiary borrowings	6.39%	280	6.85%	47

Secured debt obligations:
Funds subscription credit facilities(1)	7.00%	2,334	7.38%	3,638
Fixed rate	4.72%	29,172	4.40%	28,417
Variable rate	8.01%	30,788	8.05%	28,049
Deferred financing costs		(226)		(344)
Total debt obligations		$69,119		$68,712
Current(2)		16,322		15,319
Non-current(2)		33,320		53,393
Debt associated with assets held for sale		19,477		—
Total debt obligations		$69,119		$68,712
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.
(2)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025; however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 4% of its non-recourse mortgages. The partnership is currently engaging in negotiations with respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2024			Dec. 31, 2023
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$42,549		$42,549	$43,788		$43,788
Euros	7,760		€6,969	7,409		€6,711
British Pounds	7,125		£5,327	6,240		£4,902
Canadian Dollars	3,502	C$	4,736	3,967	C$	5,257
Brazilian Reais	2,041	R$	11,116	1,731	R$	8,380
Indian Rupee	2,264	Rs	190,260	2,226	Rs	185,506
South Korean Won	1,870	₩	2,457,000	1,756	₩	2,280,000
Australian Dollars	1,376	A$	1,991	1,310	A$	1,923
Chinese Yuan	615	C¥	4,315	494	C¥	3,521
Other currencies	243			135
Deferred financing costs	(226)			(344)
Total debt obligations	$69,119			$68,712

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2024
Balance, beginning of period	$68,712
Debt obligation issuance, net of repayments	1,214
Debt from asset acquisitions	16
Assumed by purchaser	(1,034)
Amortization of deferred financing costs and (premium) discount	112
Foreign currency translation	113
Other	(14)
Balance, end of period	$69,119

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2024	Dec. 31, 2023
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$597	$587
Series 3	24,000,000	6.75%	573	564
New LP Preferred Units(1)	19,000,749	6.25%	466	474
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	575,028	5.25%	14	16
Series 2	257,517	5.75%	5	7
Series 3	343,227	5.00%	6	8
Series 4	275,561	5.20%	5	7
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	8.50%	155	145
BSREP V Iron REIT L.P. Preferred Interest	n/a	5.00%	39	—
Subsidiary Preferred Shares and Capital - alstria office Prime Portfolio GmbH & Co. KG (“Alstria Office Prime”)(2)	n/a	n/a(3)	—	109
Brookfield India Real Estate Trust (“India REIT”)	287,235,005	n/a(4)	1,008	729
Capital Securities – Fund Subsidiaries			121	189
Total capital securities			$2,989	$2,835

Current			740	795
Non-current			2,249	2,040
Total capital securities			$2,989	$2,835
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(3)The dividend rate pertaining to Alstria Office Prime is declared annually and is neither fixed or mandatory.
(4)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

New LP Preferred Units includes $466 million (December 31, 2023 - $474 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities also includes $155 million at September 30, 2024 (December 31, 2023 - $145 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $1,008 million at September 30, 2024 (December 31, 2023 - $729 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact that India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital securities also includes nil at September 30, 2024 (December 31, 2023 - $109 million) which represents the equity from minority shareholders who are other limited partners in the subsidiary Alstria Office Prime. The equity of these limited partners is classified as a liability under IAS 32, rather than as non-controlling interest, due to each limited partner being contractually entitled to a severance payment equivalent to the NAV per share of the Alstria Office Prime, on their date of resignation. These capital securities were reclassified to liabilities associated to assets held for sale at September 30, 2024.

Capital Securities – Fund Subsidiaries of $121 million at September 30, 2024 (December 31, 2023 - $189 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors’ election.

At September 30, 2024, capital securities includes $16 million (December 31, 2023 - $22 million) repayable in Canadian Dollars of C$22 million (December 31, 2023 - C$28 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes in capital securities
(US$ Millions)	Dec. 31, 2023	Capital securities redeemed	Fair value changes	Reclassified to liabilities held for sale and other	Assumed from/Issued in asset acquisition	Sep. 30, 2024
Capital securities	$2,835	(13)	94	(111)	184	$2,989

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Current income tax	$32	$12	$154	$72
Deferred income tax	(1)	118	6	(82)
Income tax expense (benefit)	$31	$130	$160	$(10)

The increase in income tax expense for the three and nine months ended September 30, 2024 compared to the prior year is primarily due to tax expense uncorrelated with accounting income, and a change in the tax rate of certain subsidiaries occurring in the prior year. These increases were partially offset by changes in pre-tax income.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$610	$694
Lease liabilities(1)	798	1,243
Derivative liabilities	256	185
Deferred revenue	25	26
Provisions	8	12
Loans and notes payables	3	28
Total other non-current liabilities	$1,700	$2,188
(1)For the three and nine months ended September 30, 2024, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities, for the current portion) was $22 million and $69 million, respectively (2023 - $22 million and $63 million).

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$2,371	$3,216
Loans and notes payable	2,339	963
Deferred revenue	388	473
Derivative liabilities	488	977
Lease liabilities(1)	35	46
Other liabilities	7	66
Total accounts payable and other liabilities	$5,628	$5,741
(1)See Note 14, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the

first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at September 30, 2024 and December 31, 2023.

Limited Partnership Units
There were 341,729,125 and 321,046,797 LP Units outstanding at September 30, 2024 and December 31, 2023, respectively.

b)Units of the operating partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 604,459,593 and 567,854,792 REUs outstanding at September 30, 2024 and December 31, 2023, respectively.

Special Limited Partnership Units
There were 6,147,901 and 5,797,155 Special LP Units outstanding at September 30, 2024 and December 31, 2023, respectively.

c)FV LTIP Units
The operating partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 563,924 and 772,537 FV LTIP Units outstanding at September 30, 2024 and December 31, 2023, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2024, preferred equity units had a total carrying value of $699 million (December 31, 2023 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2024	2023	2024	2023
Limited Partners	$113	$112	$339	$329
Holders of:
REUs	200	198	600	582
Special LP Units	2	3	6	6
FV LTIP Units	1	1	1	2
Total	$316	$314	$946	$919
Per unit(1)	$0.330	$0.350	$1.010	$1.050
(1)Per unit outstanding on the distribution record date.

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
REUs and Special LP Units(1)	$13,859	$14,447
FV LTIP Units(1)	13	21
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	2,773	2,708
Preferred equity of subsidiaries	4,348	4,314
Non-controlling interests in subsidiaries and properties	18,510	18,310
Total interests of others in operating subsidiaries and properties	25,631	25,332
Total non-controlling interests	$39,503	$39,800
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023
Corporate Holding Entities(2)	Bermuda/Canada	—%	—%	$6,493	$6,494
Brookfield Office Properties (“BPO”)(1)	Canada	—%	—%	3,792	3,070
U.S. Logistics	United States	77%	77%	1,494	1,233
U.S. Retail(3)	United States	—%	—%	1,970	1,287
Korea Mixed-use(4)	South Korea	78%	78%	699	1,056
U.S. Manufactured Housing(4)	United States	76%	76%	903	1,161
U.S. Hospitality(4)	United States	77%	77%	748	833
U.S. Life Science(4)	United States	87%	87%	782	592
Brazil Office(4)	Brazil	77%	77%	572	545
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	400	569
Other	Various	33% - 99%	33% - 99%	7,778	8,492
Total				$25,631	$25,332
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in various corporate entities of the partnership which vary from 1% - 100%.
(3)Includes non-controlling interests in BPYU subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Base rent	$1,115	$1,020	$3,239	$2,974
Straight-line rent	(7)	(1)	(19)	10
Lease termination	6	3	17	24
Other lease income(1)	165	158	520	528
Other revenue from tenants(2)	308	308	914	854
Total commercial property revenue	$1,587	$1,488	$4,671	$4,390
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Room, food and beverage	$594	$605	$1,698	$1,690
Other leisure activities	62	61	165	163
Other hospitality revenue	35	33	105	98
Total hospitality revenue	$691	$699	$1,968	$1,951

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Investment income	$17	$91	$43	$182
Fee revenue	115	113	332	324
Dividend income	24	3	52	31
Interest income and other	32	39	143	122
Total investment and other revenue	$188	$246	$570	$659

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Property maintenance	$249	$236	$673	$645
Real estate taxes	152	153	500	493
Employee compensation and benefits	56	48	163	141
Depreciation and amortization	15	13	42	38
Lease expense(1)	4	5	14	14
Other	167	142	462	406
Total direct commercial property expense	$643	$597	$1,854	$1,737
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Employee compensation and benefits	$150	$147	$452	$432
Depreciation and amortization	101	100	304	291
Cost of food, beverage, and retail goods sold	92	89	266	254
Maintenance and utilities	40	40	120	121
Marketing and advertising	23	22	72	68
Other	123	134	384	399
Total direct hospitality expense	$529	$532	$1,598	$1,565

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Employee compensation and benefits	$163	$163	$483	$481
Management fees	73	72	215	225
Professional fees	36	37	122	115
Facilities and technology	17	16	48	42
Transaction costs	9	16	35	44
Other	54	35	130	116
Total general and administrative expense	$352	$339	$1,033	$1,023

NOTE 24. FAIR VALUE (LOSSES) GAINS, NET
The components of fair value (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial properties	$(231)	$(642)	$(1,036)	$(772)
Commercial developments	152	86	312	26
Incentive fees(1)	—	(11)	(5)	(22)
Financial instruments and other	(46)	562	(276)	652
Total fair value (losses), net	$(125)	$(5)	$(1,005)	$(116)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 25. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (losses) income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$572	$(484)	$55	$(98)
Reclassification of realized foreign currency translation gains (losses) to net income on dispositions of foreign operations	8	—	(27)	—
(Losses) gains on hedges of net investments in foreign operations	(350)	218	(1)	18
Reclassification (losses) from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	(6)	—
	230	(266)	21	(80)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2024 of $2 million and $1 million (2023 – $(3) million and $(32) million)	(139)	(26)	(127)	205
	(139)	(26)	(127)	205
Equity accounted investments
Share of unrealized foreign currency translation gains (losses) in respect of foreign operations	1	(1)	—	—
(Losses) on derivatives designated as cash flow hedges	(17)	(30)	(35)	(27)
	(16)	(31)	(35)	(27)
Items that will not be reclassified to net income:
Unrealized (losses) gains on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2024 of nil and $(5) million (2023 – nil and nil)	(1)	(1)	4	(16)
Share of revaluation (losses) on equity accounted investments	—	—	(1)	—
Net remeasurement (losses) on defined benefit obligations	—	—	—	(2)
Revaluation (losses) gains, net of income taxes for the three and nine months ended Sep. 30, 2024 of nil and nil (2023 – nil and $(1) million)	(113)	—	(113)	2
	(114)	(1)	(110)	(16)
Total other comprehensive (losses) income	$(39)	$(324)	$(251)	$82

NOTE 26. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, the Corporation announced the final close on the first BSREP fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2024, there remained approximately $130 million of uncontributed capital commitments.

In April 2016, the Corporation announced the final close on the second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2024, there remained approximately $530 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2024, there remained approximately $130 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2024, there remained approximately $99 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the third BSREP fund to which the partnership had committed $1.0 billion. As of September 30, 2024, there remained approximately $250 million of uncontributed capital commitments.

In December 2022, the Corporation announced the final close on the fourth BSREP fund to which the partnership had committed $3.5 billion. As of September 30, 2024, there remained approximately $1.3 billion of uncontributed capital commitments. Refer to Note 28, Related Parties for further information.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 27. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 31, Financial Instruments in the December 31, 2023 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2024	Interest rate caps of US$ SOFR debt	$5,147	1.0% - 6.9%	Oct. 2024 - Sep. 2026	$25
	Interest rate swaps of US$ SOFR debt	4,016	3.7% - 5.2%	Feb. 2025 - Aug. 2026	(18)
	Interest rate caps of £ SONIA debt	1,481	1.0% - 6.0%	Mar. 2025 - Jul. 2025	17
	Interest rate swaps of £ SONIA debt	889	4.0% - 4.8%	Dec. 2024 - Jul. 2025	(2)
	Interest rate caps of € EURIBOR debt	104	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	764	3.9% - 4.5%	Mar. 2025 - Nov. 2028	(5)
	Other interest rate derivatives	295	4.5%	Aug. 2025	—
Dec. 31, 2023	Interest rate caps of US$ SOFR debt	$8,530	1.0% - 6.0%	Jan. 2024 - Mar. 2025	$70
	Interest rate swaps of US$ SOFR debt	7,729	3.3% - 5.2%	Aug. 2024 - Mar. 2027	41
	Interest rate caps of £ SONIA debt	1,750	1.0% - 7.0%	Apr. 2024 - Apr. 2025	40
	Interest rate swaps of £ SONIA debt	915	2.7% - 4.3%	Jan. 2024 - Oct. 2028	11
	Interest rate caps of € EURIBOR debt	3,190	0.3% - 5.0%	Mar. 2024 - Apr. 2030	51
	Interest rate caps of € ESTR debt	390	1.9%	Jan. 2024 - Oct. 2024	4
	Interest rate swaps of € EURIBOR debt	1,267	0.5% - 4.0%	Sep. 2025 - Apr. 2030	6
	Interest rate swaps of AUD BBSW/BBSY debt	724	3.9% - 4.5%	Sep. 2024 - Nov. 2028	(3)
	Other interest rate derivatives	312	4.5% - 9.8%	Aug. 2025 - Dec. 2027	—

For the three and nine months ended September 30, 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2023 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2024	Net investment hedges	€	$149	€0.89/$ - €0.97/$	Feb. 2025 - Sep. 2026	$(5)
	Net investment hedges		£2,088	£0.75/$ - £0.93/$	Oct. 2024 - Sep. 2027	(343)
	Net investment hedges	A$	131	A$1.45/$ - A$1.50/$	Dec. 2024 - Sep. 2026	—
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	2,291	R$5.14/$ - R$7.64/$	Dec. 2024 - Jul. 2027	(16)
	Net investment hedges	₩	755,849	₩1,214.55/$ - ₩1,410.00/$	Oct. 2024 - Oct. 2025	(13)
	Net investment hedges	Rs	59,479	Rs83.90/$ - Rs91.83/$	Nov. 2024 - Sep. 2027	(16)
	Net investment hedges		£291	£0.87/€	Jul. 2025	13
	Net investment hedges	C$	176	C$1.34/$ - C$1.36/$	Nov. 2024 - Mar. 2027	(1)
	Net investment hedges	AED	41	AED3.67/$	May 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNHCNH7/$	Dec. 2024 - Feb. 2027	—
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(37)
Dec. 31, 2023	Net investment hedges	€	$3,026	€0.89/$ - €0.98/$	Feb. 2024 - Dec. 2026	$(293)
	Net investment hedges		£1,758	£0.77/$ - £0.93/$	Jan. 2024 - Dec. 2026	(334)
	Net investment hedges	A$	230	A$1.48/$ - A$1.51/$	Feb. 2024 - Nov. 2025	(9)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	9,351	R$4.92 - R$7.37/$	Jan. 2024 - Oct. 2026	(173)
	Net investment hedges	₩	820,473	₩1,214.55/$ - ₩1,410.00/$	Jun. 2024 - Jan. 2025	(19)
	Net investment hedges	Rs	69,151	Rs81.82/$ - Rs89.84/$	Jan. 2024 - May. 2026	(19)
	Net investment hedges	HKD	709	HKD7.75/$ - HKD7.84/$	Mar. 2024 - Apr. 2026	—
	Net investment hedges		£375	£0.86/€	Jul. 2024	(4)
	Net investment hedges	CNH	4,022	CNH6.54/$ - CNH7.02/$	Jun. 2024 - Oct. 2026	1
	Net investment hedges	SEK	1,953	SEK10.03/€ - SEK11.01/€	Sep. 2024 - Nov. 2026	(10)
	Net investment hedges	C$	18	C$1.28/$ - C$1.34/$	Oct. 2024 - Jan. 2025	—
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C1.34/$	Mar. 2024 - Feb. 2028	(16)

For the three and nine months ended September 30, 2024 and 2023, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2024	Interest rate caps	$11,165	1.0% - 6.6%	Oct. 2024 - May. 2026	$(20)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(19)
	Interest rate swaps of US$ debt	126	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—
Dec. 31, 2023	Interest rate caps	$20,706	1.0% - 9.9%	Jan. 2024 - Aug. 2026	$(32)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(21)
	Interest rate swaps of US$ debt	1,597	3% - 4%	Mar. 2025 - Mar. 2028	19

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2024		Dec. 31, 2023
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$1,014	$1,014	$1,792	$1,792
Other non-current assets
Securities - FVTPL	FVTPL	3,190	3,190	3,240	3,240
Derivative assets	FVTPL	11	11	192	192
Accounts receivable	Amortized cost	2	2	43	43
Securities - FVTOCI	FVTOCI	28	28	61	61
Other marketable securities	Amortized cost	28	28	28	28
Restricted cash	Amortized cost	403	403	581	581
Current assets
Loans receivable in foreclosure(1)	FVTPL	—	—	622	622
Securities - FVTOCI	FVTOCI	10	10	25	25
Derivative assets	FVTPL	291	291	299	299
Accounts receivable(2)	Amortized cost	3,336	3,336	1,355	1,355
Restricted cash	Amortized cost	367	367	326	326
Cash and cash equivalents	Amortized cost	1,748	1,748	2,341	2,341
Total financial assets		$10,428	$10,428	$10,905	$10,905
Financial liabilities
Debt obligations(3)	Amortized cost	$69,119	$69,205	$68,712	$68,291
Capital securities	Amortized cost	2,868	2,868	2,646	2,646
Capital securities - fund subsidiaries	FVTPL	121	121	189	189
Other non-current liabilities
Loan payable	FVTPL	3	3	28	28
Accounts payable	Amortized cost	610	610	694	694
Derivative liabilities	FVTPL	256	256	185	185
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	5,762	5,762	3,216	3,216
Loans and notes payable	Amortized cost	2,339	2,339	963	963
Derivative liabilities	FVTPL	488	488	977	977
Total financial liabilities		$81,566	$81,652	$77,610	$77,189
(1)The prior year includes loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure. In the nine months ended September 30, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the condensed consolidated balance sheet.
(2)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $2,513 million and $50 million as of September 30, 2024 and December 31, 2023, respectively. See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(3)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $19,477 million and nil as of September 30, 2024 and December 31, 2023, respectively. See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to liabilities held for sale.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $3,391 million and $57 million as of September 30, 2024 and December 31, 2023, respectively. See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to liabilities held for sale.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2024				Dec. 31, 2023
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$37	$904	$2,249	$3,190	$36	$904	$2,923	$3,863
Securities - FVTOCI	—	—	38	38	24	—	62	86
Derivative assets	—	302	—	302	3	486	2	491
Total financial assets	$37	$1,206	$2,287	$3,530	$63	$1,390	$2,987	$4,440

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$121	$121	$—	$—	$189	$189
Derivative liabilities	—	744	—	744	—	1,162	—	1,162
Loan payable	—	3	—	3	—	28	—	28
Total financial liabilities	$—	$747	$121	$868	$—	$1,190	$189	$1,379

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2024 and December 31, 2023:

	Sep. 30, 2024		Dec. 31, 2023
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,987	$189	$2,250	$577
Acquisitions	173	1	303	—
Dispositions	(44)	—	(29)	—
Fair value (losses) gains, net and OCI	(156)	(69)	454	(408)
Acquisition of Foreign Investments	—	—	22	—
Reclassification of BSREP IV investments to assets held for sale	(52)	—	—	—
Other	(621)	—	(13)	20
Balance, end of period	$2,287	$121	$2,987	$189

NOTE 28. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of the Corporation. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for our Office, Retail and the Corporate segments; and (ii) the carrying value non-voting common equity of a BPY subsidiary (“Canholdco Class B Common Shares”) and any fees payable by us in connection with our commitment to private real estate funds of any service providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three and nine months ended September 30, 2024, the partnership paid a base management fee of $45 million and $134 million (2023 - $49 million and $148 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, the Corporation contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, the Corporation acquired the seven-year tranche of preferred equity units from the holder and exchanged such units for REUs. The seven-year tranche of preferred equity units were subsequently canceled.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(16)	$(112)
Loans and notes receivable	281	112
Corporate borrowings	(1,134)	(1,076)
Property-specific debt obligations	(806)	(1,473)
Loans and notes payable and other liabilities	(692)	(901)
Preferred shares held by Brookfield Corporation	(2,773)	(2,708)
Brookfield Corporation interest in Canholdco	(1,297)	(1,415)
Preferred shares held by BWS(1)	(1,600)	(1,600)
(1)    Brookfield Reinsurance Ltd. (”BNRE”) has been renamed to Brookfield Wealth Solutions Ltd. (“BWS”) as of September 2024.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Transactions with related parties:
Commercial property revenue(1)	$14	$14	$45	$43
Management fee income	61	47	168	118
Interest expense on debt obligations	53	24	143	65
General and administrative expense(2)	79	83	245	264
Construction costs(3)	27	12	63	47
Distributions on Brookfield Corporation’s interest in Canholdco	6	7	15	43
Capital calls, net funded by BWS(4)	—	5	—	58
Incentive fees	—	11	5	22
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.
(4)BWS, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV.

As of September 30, 2024, balances outstanding with related parties include a net payable balance with BN of $1,309 million.

On January 1, 2023, the partnership acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. The partnership repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. The partnership funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, the partnership sold partial interests in six Office assets to BWS, including partial interest in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions the partnership issued $1.6 billion of BWS Preferred Shares. Upon conversion, it is expected that BWS will assume a partial interest in the partnership’s LP interest in BSREP IV. The partnership will continue to consolidate its LP interest in BSREP IV until conversion, as its contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. The partnership received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December 2023 of $263 million and $101 million, respectively, in respect to BSREP IV investments, which were funded by the partial paydown of the notes receivable.

In June 2024, the partnership sold partial interests in ten Office and Retail assets in the U.S. and Canada to BWS, for net proceeds of approximately $1.3 billion. The partnership used the proceeds from these dispositions toward repayments of corporate and asset-level debt.

In July 2024, the partnership sold partial interest in a multifamily asset in the U.S. to BWS, generating net proceeds of approximately $97 million.

In September 2024, the partnership sold partial interests in two office assets in the U.S. to BWS, generating net proceeds of approximately $101 million.

In September 2024, the partnership reclassified its LP interest in BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”), in connection with BWS Preferred Shares issued in August 2023. BWS must convert these preferred shares to common shares by August 2025. Upon conversion, the partnership will not consolidate its remaining interest in BSREP IV, as its retained approximately 7% non-voting interest does not provide the partnership with control over the investment, which is therefore accounted for as a financial asset within an equity accounted investment. These preferred shares were converted to common shares in October 2024, as detailed in Note 30, Subsequent Events.

NOTE 29. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2024 and 2023:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2024	2023	2024	2023
Office	$479	$487	$(21)	$(8)
Retail	375	376	87	62
LP Investments	1,548	1,501	(25)	(44)
Corporate	64	69	(213)	(175)
Total	$2,466	$2,433	$(172)	$(165)

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2024	2023	2024	2023
Office	$1,462	$1,487	$(27)	$16
Retail	1,146	1,137	258	240
LP Investments	4,422	4,196	(53)	(74)
Corporate	179	180	(605)	(554)
Total	$7,209	$7,000	$(427)	$(372)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2024 and 2023:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2024
Office	$320	$112	$7	$40	$479
Retail	275	65	—	35	375
LP Investments	684	131	684	49	1,548
Corporate	—	—	—	64	64
Total	$1,279	$308	$691	$188	$2,466

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2023
Office	$332	$119	$6	$30	$487
Retail	276	67	—	33	376
LP Investments	572	122	693	114	1,501
Corporate	—	—	—	69	69
Total	$1,180	$308	$699	$246	$2,433

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2024
Office	$973	$344	$21	$124	$1,462
Retail	845	203	—	98	1,146
LP Investments	1,939	367	1,947	169	4,422
Corporate	—	—	—	179	179
Total	$3,757	$914	$1,968	$570	$7,209

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2023
Office	$997	$347	$20	$123	$1,487
Retail	836	201	—	100	1,137
LP Investments	1,703	306	1,931	256	4,196
Corporate	—	—	—	180	180
Total	$3,536	$854	$1,951	$659	$7,000

The following summaries present share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the three and nine months ended September 30, 2024 and 2023:

(US$ Millions)	Share of net (losses) earnings from equity accounted investments		Interest expense
Three months ended Sep. 30,	2024	2023	2024	2023
Office	$(41)	$139	$(215)	$(223)
Retail	70	47	(190)	(207)
LP Investments	(24)	(25)	(795)	(696)
Corporate	—	—	(105)	(96)
Total	$5	$161	$(1,305)	$(1,222)

(US$ Millions)	Share of net earnings (losses) from equity accounted investments		Interest expense
Nine months ended Sep. 30,	2024	2023	2024	2023
Office	$(95)	$(100)	$(677)	$(654)
Retail	375	172	(573)	(601)
LP Investments	(32)	(85)	(2,227)	(2,016)
Corporate	—	—	(322)	(292)
Total	$248	$(13)	$(3,799)	$(3,563)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2024 and December 31, 2023:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023	Sep. 30, 2024	Dec. 31, 2023
Office	$30,488	$31,942	$15,378	$16,726	$8,012	$8,199
Retail	30,578	30,722	12,380	13,528	9,783	9,501
LP Investments	70,787	67,223	50,453	45,203	881	1,735
Corporate	1,474	1,690	7,153	7,533	—	—
Total	$133,327	$131,577	$85,364	$82,990	$18,676	$19,435

The following summary presents a reconciliation of FFO to net (loss) for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
FFO(1)	$(172)	$(165)	$(427)	$(372)
Depreciation and amortization of real estate assets	(85)	(81)	(256)	(240)
Fair value (losses), net	(125)	(5)	(1,005)	(116)
Share of equity accounted (losses) earnings - non-FFO	(86)	52	(81)	(371)
Income tax expense (benefit) expense	(31)	(130)	(160)	10
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	78	152	640	149
Net (loss) attributable to unitholders(2)	(421)	(177)	(1,289)	(940)
Non-controlling interests of others in operating subsidiaries and properties	(104)	(190)	(734)	(279)
Net (loss)	$(525)	$(367)	$(2,023)	$(1,219)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated income statements.

NOTE 30. SUBSEQUENT EVENTS

On October 4, 2024, BWS exercised its conversion right of the BWS Preferred Shares to convert to common shares. Following the conversion, the partnership will not consolidate its remaining interest in BSREP IV, as its retained approximately 7% non-voting interest does not provide the partnership with control over the investment, which is therefore accounted for as a financial asset within an equity accounted investment.

On October 31, 2024, the partnership acquired a portfolio of 14 student housing assets in the U.S. in one of our opportunistic real estate funds for $893 million.

On November 5, 2024, the partnership acquired a portfolio of eight multifamily assets in the U.S. in one of our opportunistic real estate funds for $812 million.